May 2012 Pricing Sheet dated May 30, 2012 relating to Amendment No. 1 to Preliminary Terms No. 206 dated May 22, 2012 Registration Statement No. 333-178081 Filed pursuant to Rule 433
STRUCTURED INVESTMENTS
Opportunities in U.S. Equities
Market Linked Auto-Callable Step-Up Notes Based on the Performance of the S&P 500® Index
due June 4, 2027
PRICING TERMS – MAY 30, 2012
Issuer:	Morgan Stanley
Underlying index:	S&P 500® Index
Aggregate principal amount:	$11,250,000
Stated principal amount:	$1,000 per note
Issue price:	$1,000 per note
Pricing date:	May 30, 2012
Original issue date:	June 4, 2012 (3 business days after the pricing date)
Maturity date:	June 4, 2027
Early redemption:
If, on any redemption determination date, beginning on the fourth business day preceding June 4, 2018, the index closing value of the underlying index is greater than or equal to the initial index value, the notes will be automatically redeemed for an early redemption payment on the related early redemption date.

Early redemption payment:	The early redemption payment will be an amount equal to (i) the stated principal amount for each note you hold plus (ii) the contingent quarterly coupon with respect to the related observation date.
Redemption determination dates:	Quarterly, on the fourth business day preceding each scheduled early redemption date, beginning on the fourth business day preceding June 4, 2018
Early redemption dates:
Quarterly, on the 4th day of each March, June, September and December, beginning June 4, 2018 and ending March 4, 2027; provided that if any such day is not a business day, that early redemption payment will be made on the next succeeding business day and no adjustment will be made to any early redemption payment made on that succeeding business day

Initial index value:	1,313.32, which is the index closing value on the pricing date
Contingent quarterly coupon:
A contingent coupon will be paid quarterly, if, and only if, the closing value of the underlying index is at or above the barrier level on the related observation date, at an annual rate of:
•  from and including the original issue date to but excluding June 4, 2015, 7.00%
•  from and including June 4, 2015 to but excluding June 4, 2018, 9.50%
•  from and including June 4, 2018 to but excluding June 4, 2022, 12.00%
•  from and including June 4, 2022 to but excluding the maturity date, 14.50%
If, on any observation date, the closing value of the underlying index is less than the barrier level, we will pay no coupon for the applicable quarterly period.  It is possible that the underlying index will remain below the barrier level for extended periods of time or even throughout the 15-year term of the notes so that you will receive no contingent quarterly coupons.

Barrier level:	865
Contingent coupon payment dates:
Quarterly, on the 4th day of each March, June, September and December, beginning September 4, 2012, subject to postponement as described below; provided that if any such day is not a business day, that coupon payment will be made on the next succeeding business day and no adjustment will be made to any coupon payment made on that succeeding business day

Observation dates:
The fourth business day preceding each scheduled contingent coupon payment date, beginning with the September 4, 2012 contingent coupon payment date, subject to postponement for non-index business days and certain market disruption events

Payment at maturity:	At maturity, you will receive an amount equal to (i) the stated principal amount for each note you hold plus (ii) the contingent quarterly coupon with respect to the final observation date, if any.
CUSIP:	617482R63
ISIN:	US617482R634
Listing:	The notes will not be listed on any securities exchange.
Agent:
Morgan Stanley & Co. LLC (“MS & Co.”), a wholly-owned subsidiary of Morgan Stanley.  See “Supplemental information regarding plan of distribution; conflicts of interest” in the accompanying preliminary terms.

Commissions and Issue Price:	Price to Public	Agent’s Commissions(1)	Proceeds to Issuer
Per note	$1,000	$35	$965
Total	$11,250,000	$393,750	$10,856,250
(1)      Selected dealers, including Morgan Stanley Smith Barney LLC (an affiliate of the agent), and their financial advisors will collectively receive from the Agent, MS & Co., a fixed sales commission of $35 for each note they sell.  For additional information, see “Supplemental information regarding plan of distribution; conflicts of interest” in the accompanying preliminary terms and “Plan of Distribution (Conflicts of Interest)” in the accompanying product supplement.

“Standard & Poor’s®,” “S&P®,” “S&P 500®,” “Standard & Poor’s 500” and “500” are trademarks of Standard & Poor’s Financial Services LLC (“S&P”) and have been licensed for use by Morgan Stanley.  The notes are not sponsored, endorsed, sold or promoted by S&P, and S&P makes no representation regarding the advisability of investing in the notes.

You should read this document together with the preliminary terms describing the offering and the related product supplement, index supplement and prospectus, each of which can be accessed via the hyperlinks below.

Amendment No. 1 to Preliminary Terms No. 206 dated May 22, 2012
Product Supplement for Auto-Callable Securities dated November 21, 2011
Index Supplement dated November 21, 2011	Prospectus dated November 21, 2011

The notes are not bank deposits and are not insured by the Federal Deposit Insurance Corporation or any other governmental agency, nor are they obligations of, or guaranteed by, a bank.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates.  Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering.  You may get these documents for free by visiting EDGAR on the SEC Web site at.www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in this offering will arrange to send you the prospectus if you request it by calling toll-free 1-800-584-6837.